FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of July 2005

001-14832
(Commission File Number)

CELESTICA INC. (Translation of registrant's name into English)

1150 Eglinton Avenue East
Toronto, Ontario
Canada, M3C 1H7
(416) 448-5800
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	☒	Form 40-F	☐

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, is the registrant also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Celestica Inc.
Form 6-K
Month of July 2005

The following information filed with this Form 6-K is incorporated by reference in Celestica's registration statements, the prospectuses included therein, and any registration statement subsequently filed by Celestica with the Securities and Exchange Commission:

  •
  Press Release, dated July 21, 2005, the text of which is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Exhibits

99.1 — Press Release, dated July 21, 2005

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELESTICA INC.
Date: July 21, 2005	By:	/s/ PAUL NICOLETTI Paul Nicoletti Senior Vice President and Corporate Treasurer

EXHIBIT INDEX

99.1 — Press Release, dated July 21, 2005